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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------------

                          BRUNSWICK TECHNOLOGIES, INC.

                            (Name of Subject Company)
                            ------------------------

                           VA ACQUISITION CORPORATION

                             CERTAINTEED CORPORATION

                      Indirect wholly owned subsidiaries of

                            COMPAGNIE DE SAINT-GOBAIN

                        (Name of Filing Person--Offeror)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                   117394 10 6
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                 JOHN R. MESHER
                         VICE PRESIDENT, GENERAL COUNSEL
                                  AND SECRETARY
                             CERTAINTEED CORPORATION
                             750 E. SWEDESFORD ROAD
                        VALLEY FORGE, PENNSYLVANIA 19482
                            TELEPHONE: (610) 341-7108
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                    COPY TO:
                              PETER O. CLAUSS, ESQ.
                               PEPPER HAMILTON LLP
                              3000 TWO LOGAN SQUARE
                           EIGHTEENTH AND ARCH STREETS
                      PHILADELPHIA, PENNSYLVANIA 19103-2799
                            TELEPHONE: (215)981-4541
                            ------------------------
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                    CALCULATION OF FILING FEE

________________________________________________________________________________
     TRANSACTION VALUATION*              AMOUNT OF FILING FEE
________________________________________________________________________________
________________________________________________________________________________

     $40,735,280                         $8,147
________________________________________________________________________________

* Based on the offer to purchase, all of the outstanding shares of common stock of Brunswick Technologies, Inc. at a purchase price of $8.00 cash per share, 5,230,830 shares issued and outstanding as of March 15, 2000, less 713,746 shares owned by an affiliate of Offeror, and outstanding options with respect to 574,826 shares as of December 31, 1999 with an exercise price of $10.00 or less per share, in each case as reported in Brunswick Technologies, Inc.'s Annual Report on Form 10-K for the calendar year ended December 31, 1999.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None
Form or Registration No.: Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None
Form or Registration No.: Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Tender Offer Statement on Schedule TO is filed by CertainTeed
Corporation, a Delaware corporation ("CertainTeed" or the "Parent"), and VA Acquisition Corporation, a Maine corporation and an indirect wholly owned subsidiary of CertainTeed (the "Purchaser"), and both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase preferred stock (the "Shares"), of Brunswick Technologies, Inc., a Maine corporation ("BTI" or the "Company"), not already beneficially owned by Parent, at $8.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     None of CertainTeed, the Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  EXHIBITS.

          (a)(1)  Offer to Purchase, dated April 20, 2000.

          (a)(2)  Form of Letter of Transmittal.

          (a)(3)  Form of Notice of Guaranteed Delivery.

          (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (a)(7) Summary advertisement published in the Wall Street Journal on April 20, 2000.

          (a)(8) Text of press release issued by CertainTeed, dated April 20, 2000.

          (d)     None.

          (g)     None.

          (h)     Not applicable.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2000


                                        VA Acquisition Corporation



                                        By: /s/ John R. Mesher
                                            ---------------------------
                                             John R. Mesher
                                             Vice President and Secretary



                                        CertainTeed Corporation



                                        By: /s/ John R. Mesher
                                            ---------------------------
                                             John R. Mesher
                                             Vice President, General Counsel
                                             and Secretary



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                                  EXHIBIT INDEX



(a)(1)    Offer to Purchase, dated April 20, 2000.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary advertisement published in the Wall Street Journal on April 20, 2000.

(a)(8)    Text of press release issued by CertainTeed, dated April 20, 2000.

(d)       None.

(g)       None.

(h)       Not applicable.


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